Exhibit 99.1
Agria Appoints John Layburn as Chief Financial Officer
and Jerry Mao as Financial Controller
Beijing, China — September 21, 2011 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a China-based company with investments in the agriculture sector, today announced it has appointed John Layburn as Chief Financial Officer and Jerry Mao as Financial Controller. Both appointments are effective today.
John Layburn has served as Agria’s Acting CFO since April 2011 and as Chief Strategy and Compliance Officer since October 2009. Since joining the Company, he has led the implementation of Agria’s turnaround strategy, including its divestment of P3A and making our overseas investments resulting in the ownership by Agria of a controlling stake in PGW, New Zealand’s leading agricultural services company. He has also led our compliance team resulting in Agria becoming and remaining fully compliant with our reporting obligations.
Prior to joining the Company, John worked for PricewaterhouseCoopers, the international accounting and consulting firm, for eleven years. He was initially based out of PricewaterhouseCoopers London office, followed by four years in the Beijing office. During that time, he served a wide range of clients ranging from large multi-national companies to entrepreneurial investors advising on strategic reviews, turnaround situations, and investment and divestiture processes. While in China, he has specialized in advising both multinational companies on their business activities in China and Chinese companies on their overseas operations. John holds a masters degree in mathematics from Oxford University.
Prior to joining Agria’s financial department in 2010, Jerry Mao was the regional finance and planning manager of the Asian Pacific division of a global chemicals company and before that worked for Deloitte & Touche as an auditor for five years.
About Agria Corporation
Agria Corporation (NYSE: GRO) is a China-based agriculture company with operations in China and internationally. In China, we engage in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds. We own through Agria Asia a 50.01% equity interest in PGW, New Zealand’s largest agricultural services company. PGG Wrightson reported turnover of NZ$1.2 billion (US$1.0 billion) for the twelve months ended June 30, 2011. For more information about PGW, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.
Contacts:

In China:	In the U.S.:
John Layburn, CFO;	David Pasquale
Chief Strategy and Compliance Officer	Senior Vice President
China Tel: 86-10-8438 1031	U.S. Tel: +914-337-1117
john.layburn@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.